EXHIBIT 12.1
THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars except for ratios)
(unaudited)

	Six Months Ended
	July 1, 2018	July 2, 2017
Earnings:

Income before income taxes	$709,237	$449,478

Add (deduct):

Fixed charges	78,696	56,475
Amortization of capitalized interest	540	473
Capitalized interest	(2,633)	(1,859)

Earnings as adjusted	$785,840	$504,567

Fixed Charges:

Interest expensed and capitalized	$69,927	$50,253
Amortization of deferred debt issuance costs	1,024	792
Portion of rents representative of the interest factor (a)	7,745	5,430

Total fixed charges	$78,696	$56,475

Ratio of earnings to fixed charges	9.99	8.93

(a)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.